Exhibit 99.1

Silvercorp Releases Fiscal 2023 Sustainability Report

Trading Symbol	TSX: SVM
NYSE American: SVM

VANCOUVER, BC, Oct. 16, 2023 /CNW/ - Silvercorp Metals Inc. ("Silvercorp" or the "Company") (TSX: SVM) (NYSE American: SVM) is pleased to announce the publishing of its annual Sustainability Report for Fiscal 2023, detailing the Company's environmental, social, and governance ("ESG") performance, management, and targets.

"We remain firmly committed to the integration of Environmental, Social, and Governance (ESG) principles into our strategic planning, operations, and management," said Dr. Rui Feng, Chairman and CEO of Silvercorp. "By prioritizing responsible mining, Silvercorp ensures that its operations not only create value for stakeholders but also have a positive impact on the lives of those connected to its activities. As we progress towards our Fiscal 2024 goals and targets, Silvercorp's core values and purpose will guide each decision, ensuring that sustainability and responsibility remain at the forefront of our endeavors."

Highlights of Silvercorp's Fiscal 2023 Sustainability Report

  ESG Management: 100% of our operating mines were awarded with ISO certifications in environmental, energy, and occupational health and safety management.
  Environment: Recycled 84.85% of water used in our operations, increasing our water recycling rate by 5.63% compared to our 2020 levels.
  Health and Safety: There were no work-related fatalities; reduced LTIR from 0.55 to 0.25, down for the fourth consecutive year.
  Community: Invested in our local communities, supporting education, economic development, public health, and infrastructure.
  Governance: Adopted four new ESG-related policies at the Board level, including the Environmental Protection Policy, Community Relations Policy, Human Rights Policy, and Occupational Health and Safety Policy.

Reporting Frameworks

The Company's report has been prepared in accordance with the Core Accordance option of the 2021 GRI Standards of the Global Sustainability Standard Board (GSSB), the China Corporate Social Responsibility Reporting Guidelines 5.0 by the Chinese Academy of Social Sciences (CASS-ESG5.0), the SDG Compass by the United Nations Global Compact (UNGC), the Global Industry Standard on Tailings Management by the International Council on Mining and Metals (ICMM), the Task Force on Climate-related Financial Disclosures (TCFD) recommendations, and the Sustainability Accounting Standards Board (SASB) standard on Metals and Mining.

The full 2023 Sustainability Report is available for download at www.silvercorpmetals.com , along with the applicable ESG data tables and GRI indices at www.silvercorpmetals.com/reporting/.

About Silvercorp

Silvercorp is a profitable Canadian mining company producing silver, lead and zinc metals in concentrates from mines in China. The Company's goal is to continuously create healthy returns to shareholders through efficient management, organic growth and the acquisition of profitable projects. Silvercorp balances profitability, social and environmental relationships, employees' wellbeing, and sustainable development. For more information, please visit our website at www.silvercorp.ca.

For further information
Silvercorp Metals Inc.
Lon Shaver
President

Phone: (604) 669-9397
Toll Free: 1 (888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorp.ca

CAUTIONARY DISCLAIMER - FORWARD LOOKING STATEMENTS

Certain of the statements and information in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian provincial securities laws (collectively, "forward-looking statements"). Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects", "is expected", "anticipates", "believes", "plans", "projects", "estimates", "assumes", "intends", "strategies", "targets", "goals", "forecasts", "objectives", "budgets", "schedules", "potential" or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Forward-looking statements or information relate to, among other things: the price of silver and other metals; the accuracy of mineral resource and mineral reserve estimates at the Company's material properties; the sufficiency of the Company's capital to finance the Company's operations; estimates of the Company's revenues and capital expenditures; estimated production from the Company's mines in the Ying Mining District; timing of receipt of permits and regulatory approvals; availability of funds from production to finance the Company's operations; and access to and availability of funding for future construction, use of proceeds from any financing and development of the Company's properties; and our intention to repurchase up to 4.8% of our common shares, including the expected timing, duration, volume and nature of such stock repurchase program.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks relating to: global economic and social impact of COVID-19; fluctuating commodity prices; calculation of resources, reserves and mineralization and precious and base metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; feasibility and engineering reports; permits and licenses; title to properties; property interests; joint venture partners; acquisition of commercially mineable mineral rights; financing; recent market events and conditions; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into the Company's existing operations; competition; operations and political conditions; regulatory environment in China and Canada; environmental risks; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; key personnel; conflicts of interest; dependence on management; internal control over financial reporting; bringing actions and enforcing judgments under U.S. securities laws; and our ability to realize the anticipated benefits of our share repurchase program.

This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company's Annual Information Form under the heading "Risk Factors". Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements.

The Company's forward-looking statements are based on the assumptions, beliefs, expectations and opinions of management as of the date of this news release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements if circumstances or management's assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

Additional information related to the Company, including Silvercorp's Annual Information Form, can be obtained under the Company's profile on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov, and on the Company's website at www.silvercorp.ca.

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SOURCE Silvercorp Metals Inc

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%CIK: 0001340677

CO: Silvercorp Metals Inc

CNW 17:15e 16-OCT-23